U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(g) of the Securities Exchange Act of 1934

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COMCAM INTERNATIONAL, INC.

 (Name of small business issuer in its charter)

Delaware (State of jurisdiction of incorporation or organization)	23-2976562 (I.R.S. Employer Identification No.)

1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19380

(Address of principal executive offices)  (Zip Code)

 (610) 436-8089

(Issuer's Telephone Number, Including Area Code)

Securities register pursuant to Section 12(g) of the Exchange Act:

Title of Class

Common Stock ($0.0001 par value)

i

Explanatory Note

As used herein, the terms “Company,” “we,” “our” and “us” refer to ComCam International, Inc., and its predecessor, unless the context indicates otherwise.

This registration statement has been prepared on a prospective basis on the assumption that ComCam, Inc., the Company’s parent, will effect a distribution of 100% of the shares of our common stock to the shareholders of ComCam, Inc., on a pro rata basis. There can be no assurance, however, that this transaction will occur at all or as anticipated. Any significant modifications or variations in the anticipated distribution will be reflected in an amendment or supplement to this registration statement, and reflected in the information statement to be filed with the Securities and Exchange Commission (“Commission”) and delivered to the shareholders of ComCam, Inc., in connection with the distribution.

The Company is voluntarily filing this registration statement with the Commission to become a “reporting issuer” under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and may seek public quotation on the Over the Counter Bulletin Board (“OTCBB”) of the National Association of Securities Dealers, Inc. (NASD®). The NASD requires companies that seek quotation on the OTCBB to be “reporting issuers.” Being a “reporting issuer” may also provide us with certain advantages when seeking future business opportunities.

This registration statement, including the information that may be incorporated herein by reference, contains forward looking statements including statements regarding, among other items, our business. These forward looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company’s control. Actual results could differ materially from these forward-looking statements as a result of factors described in the “Risk Factors” section beginning on page 7 of this registration statement, and other factors not described herein.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Corporate Organization

The Company was incorporated as “Embedded Technology Group Inc.” on September 18, 1998, in the State of Delaware. Our name was changed to “ComCam International Inc.” on February 19, 1999. On June 3, 2002, the Company was acquired by ComCam, Inc. and has since operated as a wholly owned subsidiary of ComCam, Inc.

The Company’s principal place of business is located at 1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19380 and its telephone number is (610) 436-8089.

The Company’s registered agent is Delaware Registry Ltd., 3511 Silverside Road, Suite 105, Wilmington, Delaware 19810.

Business

Summary

The Company’s mission is to become a leader in Internet Protocol (IP) networked video products and solutions as a pioneering developer and provider of IP addressable wired and wireless digital video products and solutions.

We provide next-generation remote video and control products, solutions and services to the growing global market for fixed and mobile security applications over a wide range of uses. Our products also provide telemedicine, transportation monitoring, process control and customized solutions in high-margin specialty and mass-market sectors within corporate, government, and residential markets.

The Company was responsible for introducing the world’s first 802.11 interface wireless camera networking system and the world’s smallest IP network recorder.

Our core technology is based on a computing platform complete with an operating system, firmware, software applications, and development tools. The Company’s products are the result of a multi-disciplinary research and development effort in video systems design with IP and I/O (input/output) control combined with related software products.

The Company’s networking system is comprised of proprietary hardware and software components that are programmable and can be reconfigured to integrate a wide variety of complementary applications. Advanced competitive features include: high performance with low-power consumption; proprietary, low bandwidth compression; frame-by-frame encryption; motion-detection, access-control and other software capabilities; and multiple I/O ports. All products use a flexible viewer/recorder software engine that runs on PCs, PDAs and cell phones. The platform is a hardware and software solution that integrates existing analog and next-generation IP surveillance/security applications.

Security Surveillance

Since the beginning of the new century there have been repeated calls for improvement in every day security measures. The immediate result of this concern has been a significant increase in the demand for effective security systems. Both face-recognition software and video-monitoring surveillance systems are receiving considerable attention in terms of what technology can do to manage security environments more effectively.

The security surveillance and monitoring industry is large and fragmented with no dominant leader. Providers are comprised of thousands of manufacturing, distribution, and installation/service companies engaged in the task of safeguarding public and/or private facilities, personnel, and assets. The threat of terrorism, higher crime rates, and computer vulnerability all have had an effect on creating a growing demand for security related products. Among the services and products available are access control and identification programs, alarm systems, biometrics, surveillance equipment, computer security, home automation, integrated systems, intrusion alarms with monitoring, and GPS mobile securities.

Over the last 20 years, video monitoring and surveillance applications have been served by analog technology, which requires heavy maintenance, does not offer remote accessibility, and is notoriously difficult to integrate with other information technology systems. Despite these drawbacks, analog technology was popular within the security markets. Until recently, video in security applications was primarily used to provide raw data. However, new technology enables more precise information, making it possible to communicate, make decisions, and activate an immediate response to any perceived threat. Advances in communication technologies now make it easier to convert video into valuable real-time or time-lapsed information. New product introductions or enhancements, declining market prices for component parts and products, and competing or overlapping systems and technologies characterize the dynamic nature of the security surveillance industry today. The potential for the burgeoning digital video market is evident as the industry makes the transition from analog to digital technology.

New Technology

The rapid growth of video monitoring surveillance has fostered a technology revolution from analog to digital format and the use of IP networks to enable the distribution of video over the Internet. In addition, the rapid adoption of wireless capabilities on laptop computers, cell phones, PDAs, and other devices has expanded the mobile computing environment. A new technology, the IP-surveillance solution, creates digitized video streams that, when transferred via a computer network either over a wire line or wirelessly, enable remote monitoring from almost anywhere in the world.

IP-surveillance enables users to develop an open digital surveillance system by providing solutions for converting analog images into an easily distributable digital format. The high-resolution digital images can be viewed, stored, or transferred anywhere on a computer network. IP-surveillance has enormous performance advantages over analog video monitoring systems as well as substantial cost savings, which include:

|X|

        Faster installation and step by step implementation;

|X|

         Lower maintenance costs;

|X|

        Decreasing digital technology prices;

|X|

         Capacity for integration; and

|X|

        Remote accessibility that decreases costs.

The IP platform utilized by the Company is a hardware and software solution that integrates existing analog as well as next-generation IP-surveillance and security applications.

The Company’s Hardware: the COMCAM 10 Series

A traditional commercial digital video system incorporates three components: (1) the camera or video-capture device, (2) the player or video-display device, and (3) the server, storage medium, or data-management device. The Company manufactures all three components and offers them as one integrated system, the COMCAM 10 series.

The COMCAM 10 series uses the most advanced technologies for video capture, compression, analysis, and transmission capabilities. COMCAM 10 technology works in all wired and wireless networks, including the Internet. COMCAM 10 operates to licensed standards (e.g., cellular phones) and unlicensed standards (e.g., the IEEE 802.11b Wireless standard and Bluetooth). The COMCAM 10 series product compatibility represents a competitive advantage since it can be deployed in over one hundred countries around the world.

The COMCAM 10 system operates in digital format with intelligent cameras and a very sophisticated video compression technology that achieves a 300 to 500 percent improvement over the leading conventional compression solution; compression is the key factor for effective IP-surveillance. Our research and development is now focused on increasing compression rates to as high as 750:1.

Sophisticated software, embedded in the COMCAM 10 camera, compresses and manages the broadband video-signal in real-time before transmitting it either via a wire line or wirelessly. Video entering the camera’s IDNC network processor is converted to digital data, compressed, and formatted for local storage or direct transmission to a network server. As a storage medium, the Company’s COMCAM 10 server compresses video signals and provides the option of storing data for further usage and analysis either within the camera, on a local PC or on a central network server. The COMCAM 10 enables easy data trans-coding to any data format which facilitates fast transmission to a variety of devices, such as cell phones, PDA’s, etc.

The Company’s technology operates with minimal power consumption, enabling the use of solar panels as a power source for full functionality in remote locations such as weather stations and border crossings.

The COMCAM 10 series captures and stores live video feeds locally on a hard drive inside the camera for delayed or immediate transmission of video to a receiver for playback or storage over any telecommunications network. Searching for a sequence on videotape has traditionally taken hours of playback and searching. Digital cameras today can be plugged into a standard computer network and offer greater performance and reliability than analog cameras. Large video archives can now be easily stored. Importantly, digital video archives can be indexed and specific video clips located quickly and easily.

The Company’s Software: the C3 and Pocket C3

The Company offers five recently upgraded, licensed software products that work in concert with our custom hardware platform, the most important of which are the “Camera Control Centers” — the C3 and the Pocket C3. The C3 brings control room video to laptops to international customers in seven languages. Pocket C3 extends our proven network security applications and surveillance software to the PDA and smart-phone market sectors.

Video data can be transmitted over standard networks using any type of transmission media, such as Ethernet, wireless LAN, or conventional dial-up phone lines. Data is then received by a computer running the Company’s viewer program, the C3 or Pocket C3, which decodes and decompresses the images for viewing or archiving. The C3 and Pocket C3 can also be used to send proprietary user commands back to the COMCAM 10 through the same path used to transmit the video data. Commands are decoded by the COMCAM 10 and can be used to control remote devices such as pan/tilt/zoom camera domes and door locks. The Company’s unique management software modules can serve as stand-alone applications or browsers that can facilitate customization (i.e., translations) by local resellers, as well as interfacing to third-party and nonstandard devices like the Compaq I-PAQ and Symbol MC-50.

Marketing and Sales Opportunities

The Company’s marketing and sales team operates from the West Chester, Pennsylvania headquarters and targets three market segments.

1.

We operate as a supplier of original technology (e.g., COMCAM 10, C3) to leading original equipment manufacturers (OEMs) as well as other key technology providers such as software developers and network systems operators. The Company sells its products and/or licenses its core proprietary software to equipment manufacturers who may, in turn, integrate it with their own branded products.

2.	We supply qualified distributors and value added resellers/system integrators with a proven end-user customer base who incorporate the Company’s products as part of value-added sales efforts.

3.

We sell directly to end-users, including government, commercial, and residential users of video security applications. Notably, the residential market is underserved and has the highest long term growth rate potential in this sector of the industry.

Our marketing and sales advantage is due to the flexibility of our technological platform which lends itself to rapid integration with many third-party technologies including access control, biometric, RFID, chemical detection, and seismic detection. The Company’s suite of software products and tools can extend the performance and functionality of many products, especially in the area of remote control with video. We believe that the current CCTV (closed circuit television), access control, biometrics and digital communications markets are consolidating and that our technology may well be the glue that will integrate these markets.

Business Partners

The Company builds channel partnerships with a variety of manufacturers, systems integrators, and other companies. One of these channel partnerships is with Symbol Technologies (“Symbol”), a leader in mobile computing, radio frequency identification, and scanning technology provider. Founded in 1975, it introduced one of the world’s first barcode readers and has used this critical leverage point to become a major force in retail, wholesale distribution, travel, transportation, and governmental services. Symbol’s family of mobile computing products did not support video. We recently signed a partnering agreement with Symbol that will support two-way “bundles” of our BNC MicroServer and C-3 software with Symbol’s mobile computers (e.g., MC-50). Together, working with Technology Service Corp., (“TSC”) as system integrator, we have been supporting sell-in efforts to the U.S. Department of Homeland Security and other federal and local entities.

TSC is an employee-owned, high technology company engaged in providing engineering services and specialized products to U.S. governmental agencies and private industry. TSC’s specialized products include sensor and subsystem prototype development and demonstration, electronic circuit board manufacture, test devices, computer applications for “radar siting,” geographic information services, and sensor/system modeling and simulation. We have combined TSC’s current technology with our own to provide a powerful web based satellite imagery application that allows the user to zoom down to a detailed ground level view where various devices produced by us deliver live video and sensor data. TSC is committed to including the Company as part of its corporate presentation and, where appropriate, in its bids on federal government and other projects.

The innovative Wireless Camera Surveillance System (“WCSS”), from Beacon Products (“Beacon”), features our video network technology, which received recognition as the first fully integrated IP wireless surveillance system designed as an outdoor lighting fixture. Buildings Magazine, a national publication for owners and operators of commercial buildings, selected Beacon’s WCSS system as one of the “Top 100 Products of the Year 2003.” Electrical Construction & Maintenance Magazine named Beacon’s WCSS system “Product of the Year 2004” in its Safety and Security category. Our partnership with Beacon represents an anticipated sales channel. Beacon’s North American sales force is comprised of 700 representatives in numerous cities and municipalities.

We have also entered into a cross licensing and joint development venture agreement with Strela Development AG of Switzerland. The Company’s core technology is to be included in Strela’s HealthSourceOne platform of remote medical diagnostic products and services. Strela will, in turn, license our sensor technology for use in non-medical markets.

Competition

Competition within the international market for fixed and mobile commercial video cameras and other equipment communication systems is intense. While there is no dominant technological or business leader, there are many companies with greater financial resources and more established distribution channels than the Company. However, we do offer a highly competitive video camera system that meets the requirements of both the commercial wired and wireless end-users, including the offering of a fully functional, compact wireless system for mobile and personal usage. Our products are distinguished by next-generation innovations that are more sophisticated and cost effective than competitive products. Further, we believe that the Company does not have a direct competitor based on seven value positions:

|X| Flexibility: Programmable behavior; new algorithms and accessories at the video/control source; |X| Video Features: Distinct video compression advantage vs. mainstream 300%-500% smaller than JPEG, more dynamic than MPEG; |X| Physical Features: Adaptive power consumption - localized solar power capability; |X| Network Features: Works on wireless networks and low bandwidth networks; |X| Storage Features: Local storage and network balance; |X| Software: Strong user and developer suite of software; and |X| Barriers to Competition: Multidisciplinary R&D path, cross-disciplinary deployment.

Our indirect competitors include: Axis Communications, which supplies video, two-way audio and power over Ethernet for professional indoor applications; Pixord Corporation, which offers servers, cameras, and recorders to 50 distributors worldwide; Mobotix AG, which manufactures a variety of cameras; Sony, which offers cameras and software; and JVC, which provides a full line-up of IP cameras and related accessories.

Marketability

The global security market is in the midst of a transformation from first-generation analog to second-generation digital or software-based systems. Analog CCTV video camera technology connected to centralized control systems comprises the majority of first-generation video security applications. New digitally based security applications integrated with video security systems are emerging, which include access control, biometrics, RFID, chemical detection, seismic detection, and analytic capabilities like algorithmic facial recognition. The trend is moving toward security cameras integrated with digital applications.

The Freeman Report 2002 Remote & Networked Video Surveillance Market explains the trend as follows:

“The ability to convert systems from analog to digital platforms, the use of “intelligent” cameras, the development of superior compression techniques, the utilization of digital memory that enables fast information retrieval, and software innovations that facilitate object tracking and other advanced video management techniques are just some of the development innovations impacting the marketplace.”

The market’s transformation is potentially enormous. The Lehman Brothers 2004 Security Industry Report estimated the CCTV replacement market to second-generation systems would be $4 billion for 2005. The Lehman report also believes that current analog CCTV video security systems are being replaced or enhanced by software based IP platforms.

Government Regulation

The following information generally summarizes government regulations that pertain to the Company’s operations.

The Company is subject to local, state and national taxation. Our fixed and mobile digital video cameras and communication systems must conform to local, national and international governmental authorities that set the regulations by which communications are transmitted within and across respective territories. Our products are required to meet Federal Communications Commission (“FCC”) approval, specifically for Classes A & B Digital Devices and Part 15 for the telephone related applications of its hardware products.

The FCC’s definition of a Class A Digital Device is one which is marketed for use in a commercial, industrial or business environment.

The FCC’s definition of a Class B Digital Device is one which is marketed for use in a residential environment. Examples include, but are not limited to, personal computers, calculators, and similar electronics devices that are marketed for use by the general public.

The Federal Code of Regulation of the FCC Part 15 is a common testing standard for most electronic equipment. FCC Part 15 covers the regulations under which a device intentionally, unintentionally, or incidentally emits radio frequency energy by radiation or induction that can be operated without an individual license. FCC Part 15 also covers technical specifications, administrative requirements, and other conditions relating to the marketing of FCC Part 15 devices. Verification, a declaration of conformity, or a certification may be required for FCC Part 15 compliance, depending on the type of the equipment.

The Company has successfully operated within current governmental regulations in various jurisdictions and is confident that any changes in governmental regulations can be met in relation to its core technology.

Risk Factors

The Company’s operations and securities are subject to a number of risks, including but not limited to those described below. Should any of the following risks have a negative impact on our operations, the business, financial condition and/or operating results of the Company and the future trading price and/or value of our securities may be materially adversely affected.

Risks Related to the Company’s Business

THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN IS IN QUESTION

The Company’s auditors included an explanatory note in their report of financial statements for years ended December 31, 2004 and 2003, stating that there are certain factors which raise substantial doubt about the Company’s ability to continue as a going concern. These factors include (i) limited revenue generating activities in place, and (ii) the Company has incurred losses since inception.

THE COMPANY HAS A HISTORY OF LOSSES AND MAY INCUR LOSSES FOR THE FORESEEABLE FUTURE

The Company’s accumulated losses as of September 30, 2005, were $3,962,005. We have yet to achieve profitability and we can give no assurances that we will achieve profitability within the foreseeable future while funding operating and capital expenditures. We can give no assurances that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

IF THE COMPANY DOES NOT OBTAIN ADDITIONAL CAPITAL TO OPERATE ITS BUSINESS, WE MAY NEED TO CEASE OPERATIONS

Should the Company be unable to generate sufficient cash flow from operations and be unable to secure additional capital to cover any short fall in operations, such condition would cause a reduction in expenditures which could have a material adverse effect on our ability to effectively continue operations. To the extent that we need additional funds to finance our operations, there can be no assurance that any such funding can be obtained on acceptable terms, or at all.

THE COMPANY FACES RISKS RELATED TO RAISING ADDITIONAL CAPITAL

The Company may need to raise additional capital to fund operations. If adequate funds are not available or are not available on acceptable terms, our ability to continue operations may be called into question.

In connection with further efforts to raise capital or obtain additional financing, we may be obligated to issue additional shares of the Company’s common stock or warrants or other rights to acquire common stock on terms that will result in dilution to existing shareholders or place restrictions on operations. The Company may be unsuccessful in obtaining additional equity capital or financing on any terms, in which event our operations may be adversely affected.

THE COMPANY MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS

The Company’s future success depends in significant part on its ability to evolve the hardware and software of its existing products and develop and introduce new products and technologies in response to the evolving demands of the market and competitive product offerings. If adequate funds are not available through increased cash flow, the Company’s ability to develop or enhance products and services or otherwise respond to competitive pressures would be significantly limited.

THE VIDEO MONITORING SURVEILLANCE INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND THE COMPANY’S PRODUCTS COULD BECOME OBSOLETE AT ANY TIME

Evolving technology, updated industry standards, and frequent new product and service introductions characterize the video surveillance market; our products could become obsolete at any time. Competitors could develop products similar to or better than our own, finish development of new technologies in advance of the Company’s research and development, or be more successful at marketing new products, any of which factors may hurt our prospects for success.

THE MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS IS CRITICAL TO THE COMPANY'S GROWTH

The Company generates revenue from the design and sale of video surveillance systems; therefore, market acceptance of our products is critical to growth. If our customers do not accept or purchase our products, then our revenue, cash flow and/or operating results will be negatively impacted.

THE COMPANY COMPETES WITH LARGER AND BETTER-FINANCED CORPORATIONS

Competition within the international market for fixed and mobile commercial video cameras and other equipment communication systems is intense. While the Company’s products are distinguished by next-generation innovations that are more sophisticated, flexible and cost effective than many competitive products currently in the market place, a number of entities offer video surveillance systems, and new competitors may enter the market in the future. Some of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do.

THE COMPANY DEPENDS UPON SUBCONTRACTORS AND LIMITED SOURCE SUPPLIERS

The Company relies on subcontractors to manufacture, install and maintain its systems. We anticipate that the Company will continue to depend upon a limited number of source suppliers for the purchase of manufacturing components used in our products. Our reliance on subcontractors and source suppliers reduces the level of control we have and exposes us to significant risks such as inadequate capacity, late delivery, substandard quality and higher prices, all of which could adversely affect the Company’s business.

If a supplier were unable to provide parts in the volumes needed or at an acceptable price, the Company would have to identify and qualify acceptable replacements from alternative sources of supply. If the Company was unable to obtain these components in a timely fashion, it would likely not be able to meet demand. Any disruption of either component procurement or manufacturing delays could adversely affect the Company’s results of operations.

THE COMPANY'S CHIEF EXECUTIVE OFFICER MAY HAVE DIVIDED INTERESTS

Following the anticipated distribution of the Company’s shares to the shareholders of ComCam, Inc., our chief executive officer will also continue to serve as the chief executive officer of ComCam, Inc. causing him to divide his time between two corporations which may prospectively have disparate interests. Currently, our chief executive office devotes substantially all of his time to research and development, production and the marketing of our products and services. However, subsequent to the distribution we will continue with the business of providing IP networked video products and solutions, while ComCam, Inc. may pursue unrelated business opportunities. The prospective division of common interests may limit our chief executive officer’s ability to offer the undivided attention each corporation may require.

THE COMPANY'S SUCCESS DEPENDS ON THE COMPANY'S ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL

The Company’s future success will depend substantially on the continued services and performance of its senior management and other key personnel. We have relatively few senior personnel. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on the Company’s business prospects, financial condition and results of operations. Our future success also depends on the Company’s ability to identify, attract, hire, train, retain and motivate technical, managerial and sales personnel. Competition for such personnel is intense, and we cannot assure that we will succeed in attracting and retaining such personnel. Our failure to attract and retain the necessary technical, managerial and sales personnel could have a material adverse effect on our business prospects, financial condition and results of operations.

MISAPPROPRIATION OF PROPREITARY RIGHTS OR CLAIMS OF INFRINGEMENT OR LEGAL ACTIONS RELATED TO INTELLECTUAL PROPERTY COULD ADVERSELY IMPACT THE COMPANY’S FINANCIAL CONDITION

The Company’s success depends significantly on protecting its proprietary technology. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology or products. Monitoring unauthorized use of the Company’s technology is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. In addition, from time to time, third parties may assert patent, copyright, trademark and other intellectual property rights claims against us with respect to existing or future products or technology. If there is a successful claim of infringement and the Company fails or is unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, the Company’s business and results of operations could be seriously harmed.

THE COMPANY’S BUSINESS IS SUBJECT TO GOVERNMENTAL REGULATIONS

International, national and local standards set by governmental regulatory authorities set the regulations by which communications are transmitted within and across respective territories. The Company’s fixed and mobile digital video cameras and communication systems are subject to such regulation in addition to national, state and local taxation. We are required to meet Federal Communications Commission approval, specifically for Classes A & B and Part 15 for the telephone related applications of our hardware products. Although the Company successfully operates within current governmental regulations it is possible that regulatory changes could negatively impact our operations and cause us to diminish or cease operations.

Future Risks Related to the Company’s Stock

THE COMPANY MAY ATTEMPT TO QUOTE ITS STOCK ON THE OTCBB

We intend to register the Company with the Commission to become a reporting company, and may seek a quotation on the OTCBB. However, if we do not obtain a quote for our shares on the OTCBB, it is possible that no public market for our shares will ever develop.

If the Company is quoted on the OTCBB, this may limit our ability to raise money in an equity financing because many institutional investors do not consider OTCBB stocks for their portfolios. Investors’ ability to trade our stock would be limited due to the fact that only a limited number of market makers quote OTCBB stock. Trading volume in OTCBB stocks is historically lower, and stock prices of OTCBB stocks are more volatile, than stocks traded on an exchange or the Nasdaq Stock Market. There is no guarantee that we will ever qualify for trading on an exchange or the Nasdaq Stock Market.

THE COMPANY’S STOCK PRICE COULD BE VOLATILE

Should a public market for our shares develop, the future market price could be subject to significant volatility and trading volumes could be low. Factors affecting the Company’s market price will include:

o the Company's perceived prospects; o negative variances in our operating results, and achievement of key business targets; o limited trading volume in shares of the Company's common stock in the public market; o sales or purchases of large blocks of our stock; o changes in, or the Company's failure to meet, earnings estimates; o changes in securities analysts' buy/sell recommendations; o differences between our reported results and those expected by investors and securities analysts; o announcements of new contracts by the Company or our competitors; o announcements of legal claims against us; o market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; o developments in the financial markets; o general economic, political or stock market conditions.

In addition, our future stock price may fluctuate in ways unrelated or disproportionate to our operating performance. The general economic, political and stock market conditions that may affect the market price of the Company’s common stock are beyond our control. The market price of the Company’s common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

THE COMPANY’S SHAREHOLDERS MAY FACE SIGNIFICANT RESTRICTIONS ON THEIR STOCK.

The Company’s stock differs from many stocks in that it is a “penny stock.” The Commission has adopted a number of rules to regulate “penny stocks.” These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Exchange Act. Since our securities constitute a “penny stock” within the meaning of the rules, the rules would apply to us and our securities. The rules may further affect the ability of owners of shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Shareholders should be aware that, according to the Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include:

o control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

o manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

o “boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

o excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

o	the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Employees

The Company has four (4) full time employees and two (2) part time employees with four (4) individuals who work as independent consultants. The Company also uses consultants, attorneys, and accountants, and will engage additional full-time employees as such are required.

Reports to Security Holders

We are not required to deliver an annual report to security holders and we will not voluntarily deliver a copy of our annual report to the security holders. The Company is currently not a reporting corporation though we intend to file on Forms 10-KSB, 10-QSB, and all other forms that may be or become applicable to us. At that time the public will be able to read and copy any materials that are filed by us with the Commission at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The statements and forms which will be filed by the Company with the Commission will have been filed electronically and will be available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site is www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.

This discussion and analysis, this report, and the exhibits attached hereto contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, without limitation, statements as to management’s good faith expectations and beliefs, which are subject to inherent uncertainties which are difficult to predict and may be beyond the ability of the Company to control. Forward-looking statements are made based upon management’s expectations and belief concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on the Company will be those anticipated by management.

The words “believes,” “expects,” “intends,” “plans,” “anticipates,” “hopes,” “likely,” “will,” and similar expressions identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements.

These risks and uncertainties, many of which are beyond the Company’s control, include (i) the sufficiency of existing capital resources and the Company’s ability to raise additional capital to fund cash requirements for future operations, (ii) uncertainties involved in the rate of growth of the Company’s business and acceptance of products and services, (iii) the ability of the Company to achieve and maintain a sufficient customer base to have sufficient revenues to fund and maintain operations, and (iv) general economic conditions. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

Readers are cautioned not to place undue reliance on these forward-looking statements which reflect management’s view only as of the date of this report. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, conditions or circumstances. For additional information about risks and uncertainties that could adversely affect our forward-looking statements, please refer to the “Risk Factors” beginning on page 8.

General

The Company is engaged in the ongoing development, manufacture, and sale of its Internet Protocol remote control platform cameras, micro servers, associated software, and unique end-to-end network solutions. The Company’s fiscal year end is December 31.

Strategy

The Company aims to realize net cash flows in the near term and will require an expansion of third party manufacturing efforts, a significant increase in the Company’s revenues, and the realization of additional debt or equity financing to achieve this objective.

Towards this objective, the Company has issued purchase orders for a limited but scheduled delivery of its products with Strategic Manufacturing Technologies, a Pennsylvania based manufacturer, and expects limited sale unit availability in the first quarter of 2006. The Company also intends to renew numerous domestic and international sales opportunities to generate increased revenue, including the following:

o	U.S. agencies, including the Navy, the Federal Bureau of Investigation; units of the Department of Commerce and the Department of the Interior have already purchased our products;

o	Siemens Maintenance Services has included the Company in design bids for wireless configurations to commercial airports, municipal transportation departments and other venues;

o	Toshiba Japan has tested the Company’s technology on diverse applications including solar-powered cell phone network systems for inhospitable, outdoor environments; remote equipment monitoring; medical tele-presence; and wearable devices for on-scene emergency technicians; and

o	Various South America and North Africa integrators have purchased the Company’s systems for port security and various wireless applications.

We recently secured financing from ACC Investors, LLC, in the amount of $1.1 million, which proceeds are being used to facilitate contract manufacturing of its key products and expand marketing efforts. Additional debt or equity funding will be required in the near term to increase sales and reinforce research and development efforts designed to keep the Company’s products at the forefront of remote video and control products.

However, the Company has not historically been able to generate sufficient cash flow to sustain operations or fund necessary research and development. Therefore, there can be no assurance that an increase in sales of the Company’s products or any other sources of revenue will provide sufficient cash flows to sustain the Company’s operations. Rather, the Company will depend in the near term upon the proceeds of its recent financing to sustain operations.

The Company’s business is prone to significant risks and uncertainties which can have an impact on efforts to realize net cash flow and deter future prospects of revenue growth. The Company’s financial condition and results of operations depend primarily on revenue generated from the sale of its products and the proceeds of certain financing efforts. The Company has a limited history of generating revenue which cannot be viewed as an indication of growth and a historical record of incurring losses. Should the Company be unable to consistently generate revenue to the point where it can realize net cash flow, such failure will have an immediate impact on its ability to continue its business operations.

Results of Operations

Sales

Sales for the nine month period ended September 30, 2005, decreased to $22,391 from $44,115 for the nine month period ended September 30, 2004, a decrease of 57%. The decrease in sales over the comparative nine month periods is attributable to the Company’s inability to produce new product units for sale. The Company anticipates that sales will increase over future periods due to recent financing arrangements which have provided Company with the capital required to restart the manufacture of its products through third parties.

Sales for the twelve month period ended December 31, 2004, decreased to $39,797 from $91,460 for the twelve month period ended December 31, 2003, a decrease of 49%. The decrease in sales over the comparative twelve month periods is attributable to the Company’s inability to produce new product units for sale.

Losses

Net losses for the nine month period ended September 30, 2005, increased to $624,652 from $337,669 for the nine month period ended September 30, 2004, an increase of 85%. The increase in net losses for the nine comparative periods is attributable to a decrease in revenues, an increase in general and administrative expenses, and an increase in interest expenses. The Company expects to continue to incur losses through the year ended 2006.

Net losses for the twelve month period ended December 31, 2004, increased to $571,182 from $440,289 for the twelve month period ended December 31, 2003, an increase of 30%. The increase in net losses for the twelve month comparative periods period is attributable to a decrease in revenues and an increase in general and administrative expenses.

Expenses

General and administrative expenses for the nine month period ended September 30, 2005, increased to $612,552 from $283,091 for the nine month period ended September 30, 2004, an increase of 116%. The increase in general and administrative expenses over the comparative nine month periods is attributable to an increase in personnel costs, professional fees, accounting expenses, and costs attendant to financing activities. The Company expects that general and administrative expenses will decrease over future periods.

General and administrative expenses for the twelve month period ended December 31, 2004, increased to $477,998 from $285,144 for the twelve month period ended December 31, 2003, an increase of 68%. The increase in selling, general and administrative expenses over the comparative twelve month periods is attributable to an increase in personnel costs, professional fees, accounting expenses, and costs attendant to financing activities.

Research and development expenses for the nine month period ended September 30, 2005, increased to $109,820 from $97,570 for the nine month period ended September 30, 2004, an increase of 13%. The Company attributes the increase in research and developments expenses over the comparative nine month periods to an increase in the availability of capital to pursue research and development activities. The Company expects that research and development expenses will further increase in the near term as capital becomes available for these purposes.

Research and development expenses for the twelve month period ended December 31, 2004, decreased to $131,596 from $246,605 for the twelve month period ended December 31, 2003, a decrease of 47%. The Company attributes the decrease in research and developments expenses over the comparative twelve month periods to a decline in the availability of capital to pursue research and development activities.

Depreciation expenses for the nine month periods ended September 30, 2005 and September 30, 2004 were $1,919 and $1,104 respectively.

Income Tax Expense (Benefit)

The Company has an income tax benefit resulting from net operating losses to offset any future operating profit.

Impact of Inflation

The Company believes that inflation has had a negligible effect on operations over the past three years. Further, the Company believes that it can offset any inflationary increases in the cost of materials and labor by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

Cash flow used in operations was $691,322 for the nine month period ended September 30, 2005, as compared to cash flow used in operations of $636,070 for the nine month period ended September 30, 2004. The increase in cash flows used in operating activities can be attributed to the increase in net losses and a gain in the cancellation of debt over the comparative periods.

Cash flow used in operations was $900,543 for the year ended December 31, 2004, as compared to cash flow used in operations of $66,686 for the year ended December 31, 2003. The increase in cash flows used in operating activities is primarily attributable to net losses and a decrease in accounts payable.

Cash flow generated from financing activities was $1,208,675 for the nine month period ended September 30, 2005, as compared to cash flow generated from financing activities of $630,207 for the nine month period ended September 30, 2004. Cash flow generated from financing activities in the current nine month period can be attributed primarily to a convertible loan made by ACC Investors, LLC, to the Company in the amount of $1.1 million. The Company expects to generate additional cash flow from financing activities in future periods.

The loan, which is due on or before September 30, 2006, formed part of a Securities Purchase Agreement (“ACC Agreement”) dated June 22, 2005, between the Company, ComCam, Inc., and ACC Investors, LLC. In addition to the loan, the ACC Agreement provides for a 100% distribution of the Company’s common stock to ComCam, Inc.‘s shareholders on a pro rata basis. The loan is documented as a secured convertible promissory note that bears interest at 8% per annum due, up to 55% of which interest may be converted into common shares. The terms of the promissory note allows ACC Investors, LLC, to convert the principal amount into 33% of the common shares of the Company on a fully diluted basis after the completion of the share distribution of the Company’s common stock. The ACC Agreement also includes warrants to purchase shares of common stock up to 22% of the shares outstanding immediately prior to the conversion of the promissory note. We are also required to file this registration statement in anticipation of the share distribution and subsequent conversion of the promissory note.

Cash flow generated from financing activities was $901,929 for the year ended December 31, 2004, and $67,384 for the year ended December 31, 2003. The increase in cash flow provided by financing activities is principally attributable to an increase in cash advances from ComCam, Inc.

Cash flow used in investing activities was $18,160 for the nine month period ended September 30, 2005, as compared to cash flow used in investing activities of $0 for the nine month period ended September 30, 2004, the year ended December 31, 2004, and the year ended December 31, 2003. Cash flow used in investing activities in the current period is attributable to the purchase of property and equipment.

As of September 30, 2005, the Company had a working capital deficit of $2,301,699, which deficit is primarily attributable to notes payable and advances payable to ComCam, Inc. The Company believes it can increase its level of operations beginning in 2006 as it has now reestablished relationships with manufacturing entities for the delivery of product which will enable the Company to redevelop sales. Nonetheless, the funding of operations for the next twelve months and beyond cannot be assured. The Company’s revenues are insufficient to fund operations and the working capital deficit remains significant. Management understands that the Company has substantial need for significant capital to build its business. Should the Company be unable to obtain additional funds either through revenue increases or additional debt or equity funding, it may be forced to curtail or cease its activities.

Capital Expenditures

The Company has directed $18,160 toward capital expenditures on property or equipment for the nine month period ended September 30, 2005. We have no current plans for the purchase or sale of any plant or equipment, outside of normal items to be utilized by office personnel.

The Company expects that it will continue to contract the manufacture of certain components for its products during 2006.

Going Concern

The Company’s auditors have expressed substantial doubt as to the Company’s ability to continue as a going concern as a result of an accumulated deficit of $3,962,005 as of September 30, 2005. Our ability to continue as a going concern is dependent upon realizing a profit and /or realizing funding from outside sources. The Company’s plan to address this going concern includes (i) realizing increased revenues from sales, (ii) obtaining outside debt or equity funding from private placement sources, (iii) obtaining loans from shareholders as necessary, and (iv) converting outstanding debt to equity. Although we believe that the Company will be able to obtain the necessary funding to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

Critical Accounting Policies

In Note 1 to the consolidated financial statements for the periods ended September 30, 2005 and 2004 (unaudited), and the years ended December 31, 2004 and 2003 (audited), we discuss those accounting policies that are considered to be significant in determining the results of operations and our financial position. We believe that the accounting principles utilized by us conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company generates revenue through the sale of its products to the private, commercial, industrial and governmental sectors of the video surveillance industry. Revenue from product sales is generally recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. We believe that revenue should be recognized at dispatch as title generally passes to the customer at the time of shipment.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), “Accounting for Stock Based Compensation.” This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This revised statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, including the grant of stock options to employees and directors. The Statement requires the Company to recognize compensation cost based on the grant date fair value of the equity instruments its awards. The Company currently accounts for those instruments under the recognition and measurement principles of APB Opinion 25, including the disclosure-only provisions of the original SFAS 123. Accordingly, no compensation cost from issuing equity instruments has been recognized in the Company’s financial statements. The Company estimates that the required adoption of SFAS 123 (R) will not have a negative impact on its financial statements.

In March 2004, the FASB issued EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). The objective of EITF 03-1 is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. Management believes that the adoption of EITF 03-1 will not have a material impact on the Company’s financial condition or results of operations.

In December 2003, the FASB issued Interpretation No. 46 (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity though means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (FIN 46), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on the Company’s financial position, results of operations or cash flows.

In December 2003, the Commission issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s results of operations or financial condition.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, FASB Staff Position 150-3 was issued, which indefinitely deferred the effective date of SFAS 150 for certain mandatory redeemable non-controlling interests. As the Company does not have any of these financial instruments, the adoption of SFAS 150 did not have any impact on the Company’s financial statements.

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivatives and Hedging Activities. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the operating results or financial condition of the Company.

ITEM 3. DESCRIPTION OF PROPERTY

The Company leases 4,500 square feet of office space on a month to month basis in West Chester, Pennsylvania, at $3,725.85 per month. We believe that the space is generally suitable and adequate to accommodate current operations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of January 26, 2006, the Company had 5,770,980 shares of common stock issued and outstanding, 100% of which are owned by ComCam, Inc.

The following table sets forth certain information concerning the anticipated ownership of the Company’s common stock on the distribution date required by the agreement with ACC Investors, LLC, with respect to: (i) each person known to the Company to become the beneficial owner of more than five percent (5%) of our common stock; (ii) all directors; and (iii) directors and executive officers of the Company as a group.

--------------------------------------------------------------------------------------------------------------------------
            Name and Address              Nature of Ownership    Title of Class    Number of Shares      % of Class
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
              Don Gilbreath                      Legal               Common             657,892             11.4%
 CEO, CFO, principle accounting officer
                   and
                director
          1525 Tanglewood Drive
    West Chester, Pennsylvania, 19380
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
              Robert Betty,
                director
      912 Carrie Lane,West Chester,              Legal               Common             265,465             4.6%
           Pennsylvania, 19383
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
       Albert White, director
   420 Northwest Drive, Silver Spring            Legal               Common                0                  0%
             Maryland 20901
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
           Global ePoint, Inc.
  339 S. Cheryl Lane, City of Industry,          Legal               Common             409,740             7.1%
            California, 91789
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
    Officer and Directors as a Group             Legal               Common            1,333,097            23.1%
--------------------------------------------------------------------------------------------------------------------------

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

The Company’s officers and directors as of January 26, 2006, who will serve until the next annual meeting, or until their successors are elected or appointed and qualified, are as follows:

       ----------------------- -- -------------- -- ----------------------- -- ------------------------------
                Name                   Age                   Year                     Positions Held
                                                      Elected/Appointed
       ----------------------- -- -------------- -- ----------------------- -- ------------------------------
       ----------------------- -- -------------- -- ----------------------- -- ------------------------------

       Don Gilbreath                   49                    1998              CEO, CFO, PAO and Director

       Robert Betty                    50                    1999              Director

       Albert White                    61                    2000              Director
       ----------------------- -- -------------- -- ----------------------- -- ------------------------------

Don Gilbreath — Mr. Gilbreath has served as a CEO, CFO, PAO and director of the Company since September 18, 1998. He will serve until the next annual meeting of the Company’s shareholders or until his successor is elected.

Mr. Gilbreath has 24 years of experience in product development, engineering project management and specialized technical sales. He has provided specialized R&D expertise to General Electric, Johnson Controls, TCI, Standard & Poor’s, and Commodore International. He developed and launched or licensed over 30 products including musical instruments, multimedia players, and Internet access devices. Mr. Gilbreath has broad experience in directing international engineering teams, vendor negotiations, licensing, patents, offshore manufacturing and launching of innovative products to world markets. From 1987 to 1992 Mr. Gilbreath was Director of Product and Market Development for Commodore International Ltd. Among other responsibilities he was Chief Designer of CDTV, the world’s first consumer multimedia player under $1000. In addition, he created and developed OEM sales channels and vertical markets for Commodore’s complete line of microcomputers and peripherals. In 1990 Mr. Gilbreath was selected as delegate from the USA to the USSR for technology transfer of semiconductor and computer architecture. In 1993 he founded Gilbreath Systems Inc., an international contract engineering and product development firm, and from 1994 to 1997 served as CTO and VP Engineering for VIScorp, a Chicago-based company that designed and developed set-top boxes (pre-WebTV). In 1997, Mr. Gilbreath founded the Company.

Robert Betty — Mr. Betty was appointed as a director of the Company on February 19, 1999. He will serve until the next annual meeting of the Company’s shareholders or until his successor is elected.

Mr.  Betty has over 22 years of experience in the electronics industry. From 1990 to 1994 he held various management positions for Maris Equipment Inc., rising to vice president of operations with responsibility for all P&L and a $63 million budget. He was the founder, in 1994, and is the current president of Pinnacle Electronic Systems Inc., a security systems integration firm located in West Chester, Pennsylvania. He has used his security systems expertise as project and/or operations manager for, among others, state prisons, a strategic oil reserve at Big Hill Texas, and five air bases located in Saudi Arabia to support the F5 Aircraft. Betty is a member of several management associations and holds numerous technical certificates.

Albert White – Mr. White was appointed as a director of the Company on January 5, 2000. He will serve until the next annual meeting of the Company’s shareholders or until his successor is elected.

Mr. White graduated from Columbia University with a Master of Business Administration and from the University of Denver with a Bachelor of Science/Bachelor of Arts in Marketing. Mr. White has held senior management positions with technology based companies, as the vice-president of Network Solutions, a Virginia based developer of internet addressing systems from 1989 to 1994, and as the senior vice president of RMS Technology, a New Jersey-based telecommunications provider, from 1994 to 1996. Since 1996 Mr. White has acted as a business and financial consultant to chief executive officers throughout North America and has provided entrepreneurial advice to both national and international clients. These include acting as Senior Consultant for Safeguard Scientific, Inc., Wayne, Pennsylvania (1997-1999); Managing Director of Promark International, LLC, Silver Spring, Maryland. (1997-2001); Financial Advisor to the chairman and founder of Johnson Research and Development, Atlanta, Georgia (2000-2001); and Chief Executive Officer of Excellatron Solid State, LLC, Atlanta, Georgia (2001- 2003). Mr. White currently provides business consultancy services in the areas of finance, marketing, acquisition/merger and real estate development in the Atlanta, Georgia and Washington D.C. area.

No other persons are expected to make any significant contributions to the Company’s executive decisions who are not executive officers or directors of the Company.

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. The Company may adopt a provision for compensating directors in the future.

Board of Directors Committees

The board of directors has not yet established an audit committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee’s responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company will be required to establish an audit committee.

The board of directors has not established a compensation committee.

ITEM 6. EXECUTIVE COMPENSATION

Except as set forth below, no compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the years 2004, 2003, and 2002. The following table provides summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by the Company’s current chief executive and financial officer from ComCam, Inc., the Company’s parent.

--------------------------- ------------------------------------- -------------------------------------------------------
                                    Annual Compensation                           Long Term Compensation
--------------------------- ------------------------------------- -------------------------------------------------------
----------------------------------------------------------------- ---------------------------- --------------------------
                                                                            Awards                      Payouts
----------------------------------------------------------------- ---------------------------- --------------------------
-------------------- -------- ---------- -------- --------------- ------------- -------------- ---------- ---------------
                                                                   Restricted    Securities
Name and Principal                                 Other Annual      Stock       Underlying    LTIP         All Other
Position              Year     Salary     Bonus    Compensation     Award(s)       Options      payouts    Compensation
                                 ($)       ($)         ($)            ($)          SARs(#)        ($)          ($)
-------------------- -------- ---------- -------- --------------- ------------- -------------- ---------- ---------------
-------------------- -------- ---------- -------- --------------- ------------- -------------- ---------- ---------------
Don Gilbreath,        2004        -         -           -          129,828**          -            -            -
CEO, CFO and          2003        -         -         83,200           -              -            -            -
Director*             2002        -         -         41,000           -              -            -            -
-------------------- -------- ---------- -------- --------------- ------------- -------------- ---------- ---------------

* Mr. Gilbreath entered into an employment agreement with the Company dated June 22, 2005.

** Mr. Gilbreath received Restricted Stock Award compensation from ComCam, Inc., totaling 3,342,852.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 22, 2005, the Company and ComCam, Inc. entered into a five year employment agreement with Don Gilbreath, our chief executive officer, chief financial officer and principal accounting officer, whereby Mr. Gilbreath receives an initial annual salary of $60,000 that will increase to $175,000 in the event the Company is valued at $4,000,000 and receives more than $20,000,000 of cash proceeds from an equity financing.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company has one hundred million (100,000,000) shares of authorized common stock with a par value of $0.0001 per share, 5,770,980 of which shares are issued and outstanding.

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no pre-emptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

The Company has two million (2,000,000) shares of authorized preferred stock with a par value of $.0001 per share. There are no preferred shares are issued and outstanding.

The preferred stock may be issued from time to time in one or more series. The board of directors is authorized, by filing a certificate pursuant to the Delaware General Corporation Law, to fix or alter the designation, powers, preferences and rights of the share of each such series and the qualifications, limitations or restrictions thereof, including, without limitation, the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, and the liquidation preferences of any wholly unissued series of preferred stock, and to establish the number of shares constituting any such series, and to increase or decrease the number of shares of any series subsequent to the issuance of share of the series. Different series of preferred stock shall not be considered to constitute different classes of shares for the purpose of voting by class.

Convertible Promissory Note

The Company executed a secured convertible promissory note with ACC Investors, LLC, dated June 22, 2005, in the amount of $1.1 million due on or before September 30, 2006 at 8% per annum (“Note”) pursuant to the ACC Agreement. The Note enables ACC Investors, LLC, to convert the principal of the Note into 33% of the common shares of the Company, on a fully diluted basis, after the completion of a share distribution of the Company’s common stock to the shareholders of ComCam, Inc. The Note also enables the Company to convert 55% of the interest accrued on the principal into our shares of our common stock. On conversion of the Note, ACC Investors, LLC is entitled to certain registration rights.

Warrants

The Company granted warrants to purchase the Company’s common stock to ACC Investors LLC, dated June 22, 2005, up to 22% of the Company’s issued and outstanding stock prior to the conversion of the Note (“Warrants”) pursuant to the ACC Agreement.

Transfer Agent and Registrar

The Company's transfer agent and registrar is Liberty Transfer Co., 274 B New York Avenue, Huntington, New York, 11743.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No public market for the Company’s common stock currently exists.

Record Holders

As of January 26, 2006, ComCam, Inc., is the sole shareholder of 100% of the shares of the Company’s common stock. On the distribution date required by the ACC Agreement, 5,770,980 of the Company’s common shares will be distributed on a pro rata basis to the shareholders of ComCam, Inc. As of January 26, 2006, ComCam, Inc. had 71 shareholders of record. However, ComCam, Inc. believes that the number of beneficial owners of its common stock is substantially greater than the number of record holders since a portion of the outstanding common stock is held in broker “street names” for the benefit of individual investors.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the near future. The payment of dividends is within the discretion of the board of directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company’s ability to pay dividends on its common stock other than those generally imposed by applicable state law.

ITEM 2. LEGAL PROCEEDINGS

None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants as to accounting or financial disclosure over the two most recent fiscal years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by the Company within the last three years, including, where applicable, the identity of the person who purchased the securities, title of the securities, the exemption from registration relied upon and the date sold are outlined below.

On June 20, 2005 the Company executed a secured convertible promissory note in the amount of $1.1 million dollars due on or before September 30, 2006 bearing interest at 8% per annum payable to ACC Investors LLC, in connection with the ACC Agreement. The terms of the promissory note allow ACC Investors, LLC, to convert the principal amount into 33% of the common shares of the Company on a fully diluted basis after the completion of a share distribution of the Company’s common stock. The ACC Agreement also includes warrants to purchase shares of common stock up to 22% of the shares outstanding immediately prior to the conversion of the promissory note. The warrant exercise price for 11% of the outstanding shares will be $400,000 divided by 50% of the shares outstanding, and the warrant exercise price for the remaining 11% of the outstanding shares will be $500,000 divided by 50% of the shares outstanding. The note was executed and the warrants were granted pursuant to exemptions from registration provided by Section 4(2) and Regulation D of the Securities Act of 1933 (“Securities Act”), as amended.

The Company complied with the requirements of Regulation D, Rule 505, by executing the promissory note and issuing the warrants based on the following factors: (1) the Company offered less than $5,000,000 of the Company’s securities in any 12-month period; and (2) there were fewer than thirty-five “non-accredited investors” entitled to the note and warrants.

The Company complied with the requirements of Section 4(2) by executing the promissory note and granting the warrants based on the following factors: (1) the offering was an isolated private transaction by the Company which did not involve a public offering; (2) only one entity was granted warrants and delivered a promissory note; (3) the offeree stated an intention not to resell the stock after the conversion of the promissory note and the prospective exercise of the warrants; (4) there were no subsequent or contemporaneous public offerings of warrants or convertible debt; (5) neither the promissory note or the warrants were broken down into smaller denominations; and (6) the negotiations that led to the execution of the promissory note and the grant of the warrants took place directly between the offeree and the Company.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the General Corporation Law of the State of Delaware (the “DECL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney’s fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such persons conduct unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines such person is fairly and reasonably entitled to indemnify for such expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company understands that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

PART F/S

Financial Statements

The Company’s financial statements for the nine months ended September 30, 2005 and 2004, and the fiscal years ended December 31, 2004 and 2003, are attached hereto as F-1 through F-12.

COMCAM INTERNATIONAL, INC

(A Development Stage Company)

Index to Financial Statements

for the Periods Ended September 30, 2005 and 2004

and the Years Ended December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders’ andBoard
of Directors of

Comcam International, Inc.

We have audited the accompanying balance sheet of ComCam International, Inc. (a development stage company), as of December 31, 2004 and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2004 and 2003 and the cumulative amounts since inception. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ComCam International, Inc. (a development stage company), as of December 31, 2004 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 and the cumulative amounts since inception, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited revenue generating activities and the Company has incurred losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JONES SIMKINS, P.C.

Logan, Utah

May 4, 2005

                                             COMCAM INTERNATIONAL, INC.
                                            (A Development Stage Company)
                                                   BALANCE SHEETS
                                                                   September 30,               December 31,
                                                                                      --------------------------------
                                                                       2005               2004              2003
                           ASSETS                                   (Unaudited)         (Audited)         (Audited)
                                                                  ----------------    --------------    --------------

Current assets:
      Cash                                                     $          506,442             7,249             5,863
      Accounts receivable, net                                              2,354             4,932             6,650
      Receivable-Map System Japan, net of
         allowance for doubtful accounts of $135,000                            -                 -                 -
      Inventories                                                           3,116                 -                 -
                                                                  ----------------    --------------    --------------

           Total current assets                                           511,912            12,181            12,513

      Property and equipment, net                                          17,152               911             2,382
      Other assets                                                          4,106             4,106             4,106
                                                                  ----------------    --------------    --------------

           Total assets                                        $          533,170            17,198            19,001
                                                                  ================    ==============    ==============

           LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
      Accounts payable                                         $          143,400           241,308           572,358
      Accrued expenses                                                     29,857                 -             1,500
      Advances payable to ComCam, Inc.                                  1,515,354         1,406,679           474,750
      Notes payable                                                     1,125,000            25,000            55,000
                                                                  ----------------    --------------    --------------

           Total current liabilities                                    2,813,611         1,672,987         1,103,608
                                                                  ----------------    --------------    --------------

Commitments and contingencies                                                   -                 -                 -

Stockholders' deficit:
      Preferred stock, $.0001 par value; 2,000,000
         shares authorized, no shares issued and
         outstanding                                                            -                 -                 -
      Common stock, $.0001 par value; 100,000,000
         shares authorized, 5,770,989 shares issued
         and Outstanding                                                      557               557               557
      Additional paid-in capital                                        1,680,987         1,680,987         1,680,987
      Deficit accumulated during the development
          Stage                                                       (3,962,005)       (3,337,353)       (2,766,171)
                                                                  ----------------    --------------    --------------

           Total stockholder's deficit                                (2,280,441)       (1,655,789)       (1,084,607)
                                                                  ----------------    --------------    --------------

           Total liabilities and stockholders' deficit         $          533,170            17,198            19,001
                                                                  ================    ==============    ==============

                                  See accompanying notes to financial statements

                                              COMCAM INTERNATIONAL, INC.
                                            (A Development Stage Company)
                                               STATEMENTS OF OPERATIONS

                                                Nine Months Ended                   Years Ended
                                                   September 30,                    December 31,
                                           -----------------------------    ----------------------------
                                              2005             2004            2004            2003         Cumulative
                                           (Unaudited)      (Uaudited)       (Audited)       (Audited)       Amounts
                                           ------------    -------------    ------------    ------------    -----------

Revenues, net                           $       22,391           44,115          39,797          91,460        500,750
                                           ------------    -------------    ------------    ------------    -----------

General and administrative expenses            612,552          283,091         477,998         285,144      2,258,388

Research and development expenses              109,820           97,570         131,596         246,605      2,281,824

Gain on cancellation of debt                  (99,005)                -               -               -       (99,005)
                                           ------------    -------------    ------------    ------------    -----------

                                               623,367          380,661         609,594         531,749      4,441,207
                                           ------------    -------------    ------------    ------------    -----------

     Loss from operations                    (600,976)        (336,546)       (569,797)       (440,289)     (3,940,457)

Interest income                                  4,883               10              10               -          8,406

Interest expense                              (28,559)          (1,133)         (1,395)               -       (29,954)
                                           ------------    -------------    ------------    ------------    -----------

     Loss before provision for income
             taxes                           (624,652)        (337,669)       (571,182)       (440,289)     (3,962,005)

Provision for income taxes                           -                -               -               -              -
                                           ------------    -------------    ------------    ------------    -----------

         Net loss                       $    (624,652)        (337,669)       (571,182)       (440,289)     (3,962,005)
                                           ============    =============    ============    ============    ===========

Net loss per common share             $
     (basic and diluted)                       (0.11)           (0.06)          (0.10)          (0.08)
                                         =============    =============    ============    ============

Weighted average common and
     common equivalent shares               5,771,000        5,771,000       5,771,000       5,771,000
                                         =============    =============    ============    ============

                                  See accompanying notes to financial statements

                                                                    COMCAM INTERNATIONAL INC.
                                                                  (A Development Stage Company)
                                                           STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                        Period from January 1, 1999 (Date of Inception) to September 30, 2005 (Unaudited)
                                                                                                                                  Deficit
                                                                                                                                Accumulated             Total
                                                                                                            Additional          During the          Stockholders'
                                                Preferred Stock                  Common Stock                 Paid-in           Development            Equity
                                           ---------------------------   -----------------------------
                                             Shares          Amount         Shares           Amount           Capital              Stage              (Deficit)
                                           -----------     -----------   --------------     ----------     --------------     ----------------     ----------------

Balance at January 1, 1999
 (date of inception)                                -   $           -                -   $          -   $              -   $                -   $                -

Issuance of common stock for
 cash                                               -               -        4,502,323            450            784,546                    -              784,996

Net loss                                            -               -                -              -                  -            (787,169)            (787,169)
                                           -----------     -----------   --------------     ----------     --------------     ----------------     ----------------

Balance at December 31, 1999                        -               -        4,502,323            450            784,546            (787,169)              (2,173)

Issuance of common stock for:
 Cash                                               -               -        1,072,370            108            733,979                    -              734,087
 Services                                           -               -          137,041             13            137,028                    -              137,041

Net loss                                            -               -                -              -                  -            (802,538)            (802,538)
                                           -----------     -----------   --------------     ----------     --------------     ----------------     ----------------

Balance at December 31, 2000                        -               -        5,711,734            571          1,655,553          (1,589,707)               66,417

Issuance of common stock for
 cash                                               -               -           59,246              6             25,434                    -               25,440

Net loss                                            -               -                -              -                  -            (229,772)            (229,772)
                                           -----------     -----------   --------------     ----------     --------------     ----------------     ----------------

Balance at December 31, 2001                        -               -        5,770,980            577          1,680,987          (1,819,479)            (137,915)

                                  See accompanying notes to financial statements

                                                                    COMCAM INTERNATIONAL INC.
                                                                  (A Development Stage Company)
                                                     STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) - continued
                                        Period from January 1, 1999 (Date of Inception) to September 30, 2005 (Unaudited)
                                                                                                                                  Deficit
                                                                                                                                Accumulated             Total
                                                                                                             Additional         During the          Stockholders'
                                                Preferred Stock                   Common Stock                Paid-in           Development            Equity
                                           ---------------------------    -----------------------------
                                           ----------- --- -----------
                                             Shares          Amount         Shares           Amount           Capital              Stage              (Deficit)
                                           -----------     -----------    ------------     ------------     -------------     ----------------     ----------------
                                           -----------     -----------    ------------     ------------     -------------     ----------------     ----------------
Balance at December 31, 2001                        -               -       5,770,980              577         1,680,987          (1,819,479)            (137,915)

Net loss                                            -               -               -                -                 -            (506,403)            (506,403)
                                           -----------     -----------    ------------     ------------     -------------     ----------------     ----------------

Balance at December 31, 2002                        -               -       5,770,980              577         1,680,987          (2,325,882)            (644,318)

Net loss                                            -               -               -                -                 -            (440,289)            (440,289)
                                           -----------     -----------    ------------     ------------     -------------     ----------------     ----------------

Balance at December 31, 2003                        -               -       5,770,980              577         1,680,987          (2,766,171)          (1,084,607)

Net loss                                            -               -               -                -                 -            (571,182)            (571,182)
                                           -----------     -----------    ------------     ------------     -------------     ----------------     ----------------

Balance at December 31, 2004                        -               -       5,770,980              577         1,680,987          (3,337,353)          (1,655,789)

Net loss (unaudited)                                -               -               -                -                 -            (624,652)            (624,652)
                                           -----------     -----------    ------------     ------------     -------------     ----------------     ----------------

Balance at September 30, 2005
(unaudited)                                         -   $           -       5,770,980   $          577   $     1,680,987   $      (3,962,005)   $      (2,280,441)
                                           ===========     ===========    ============     ============     =============     ================     ================

                                  See accompanying notes to financial statements

                                                COMCAM INTERNATIONAL, INC.
                                              (A Development Stage Company)
                                                 STATEMENTS OF CASH FLOWS
                                                       Nine Months Ended                Years Ended
                                                         September 30,                  December 31,
                                                  ----------------------------    -------------------------
                                                     2005            2004            2004          2003        Cumulative
                                                  (Unaudited)     (Unaudited)     (Audited)     (Audited)        Amounts
                                                  ------------    ------------    -----------   -----------    ------------
Cash Flows from operating activities:

     Net loss                                  $  (624,652)       (337,669)       (571,182)      (440,289)     (3,962,005)
     Adjustments to reconcile net loss to
             net cash
       used in operating activities:
         Depreciation                                   1,919           1,104          1,471         3,866          42,465
         Stock compensation expense                         -               -              -             -         137,041
         Gain on cancellation of debt                (99,005)               -              -             -        (99,005)
         (Increase) decrease in:
              Accounts receivable                       2,578         (9,477)          1,718         6,806         (2,354)
              Inventories                             (3,116)               -              -             -         (3,116)
              Other assets                                  -               -              -         3,332         (4,106)
         Increase (decrease) in:

              Accounts payable                          1,097       (290,028)      (331,050)       369,483         504,278
              Accrued expenses                         29,857               -        (1,500)       (9,884)          29,857
                                                  ------------    ------------    -----------   -----------    ------------

         Net cash used in operating
                activities                          (691,322)       (636,070)      (900,543)      (66,686)     (3,356,945)
                                                  ------------    ------------    -----------   -----------    ------------

Cash flows from investing activities:
     Purchase of property and equipment              (18,160)               -              -             -          59,617
                                                  ------------    ------------    -----------   -----------    ------------

         Net cash provided by (used in)
                investing activities                 (18,160)               -              -             -          59,617
                                                  ------------    ------------    -----------   -----------    ------------

Cash flows from financing activities:

     Increase (decrease) in notes payable           1,100,000        (30,000)       (30,000)      (20,000)       1,125,000
     Proceeds from issuance of common
             Stock                                          -               -              -             -       1,544,523

     Increase in advances from ComCam, Inc.           108,675         660,207        931,929        87,384       1,134,247
                                                  ------------    ------------    -----------   -----------    ------------

         Net cash provided by financing
                  activities                        1,208,675         630,207        901,929        67,384       3,803,770
                                                  ------------    ------------    -----------   -----------    ------------

     Net increase (decrease) in cash                  499,193         (5,863)          1,386           698         506,442

Cash, beginning of period                               7,249           5,863          5,863         5,165               -
                                                  ------------    ------------    -----------   -----------    ------------

Cash, end of period                            $      506,442               -          7,249         5,863         506,442
                                                  ============    ============    ===========   ===========    ============

                                  See accompanying notes to financial statements

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 1 — Organization and Summary of Significant Accounting Policies

Organization

ComCam International, Inc. (the Company) was organized under the laws of the State of Delaware on September 18, 1998 and had no activity until January 1, 1999 (date of inception). The Company’s operations consist primarily of the research and development of advanced compact video systems that utilize built-in digital compression technology. Further, the Company is considered a development stage company as defined in SFAS No. 7. Sources of financing for the development stage activities have been primarily through equity and debt.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due on product sales and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectiblity based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Costs of major renewals or betterments are capitalized over the remaining useful lives of the related assets. Depreciation is computed by using the straight-line method. Equipment is depreciated over three to five years and furniture and fixtures are depreciated over seven years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is reflected in operations.

Revenue Recognition

Revenue from product sales is generally recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. The Company believes that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to net operating loss carryforwards.

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Earnings Per Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the period. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive. Common stock equivalents that could potentially dilute earnings per share are the issued and outstanding preferred stock and the common stock options and warrants.

Stock-Based Compensation

At December 31, 2004, the Company has stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for those plans under the recognition and measurement principles of APB Opinion 25, “Accounting for Stock Issued to Employees”, and related Interpretations, and has adopted the disclosure-only provisions of SFAS 123, “Accounting for Stock-Based Compensation.” Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 123, the Company’s net loss and loss per share would not have changed because all stock options were issued to non-employees and were therefore, expensed in accordance with provisions of SFAS 123.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Information

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position, results of operations, stockholders’ deficit, and cash flows of the Company as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004.

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 2 — Going Concern

As of December 31, 2004, the Company has limited revenue generating activities and the Company has incurred losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management intends to seek additional equity and debt financing to expand marketing efforts and product development. There can be no assurance that such funds will be available to the Company nor that the marketing and product development efforts will be successful.

Note 3 — Property and Equipment

Property and equipment consist of the following:

         Equipment                                                         $         17,347
                  24,110
         Furniture and fixtures                                                       24,110              17,347

                                                                                      41,457              41,457
         Less accumulated depreciation                                              (40,546)            (39,075)

                                                                           $             911               2,382

Note 4 - Notes Payable

Notes payable consist of the following:

                                                                                    2004                2003

         Convertible unsecured notes payable to two unrelated
         individuals, bearing interest at 8%.                                                -
         30,000

         Convertible unsecured note payable to Robert Emmet,
         bearing interest at 6%, and due on demand.  The note
         may be converted into common shares of the Company
         at $.35 per share and contains a provision which allows
         the Company to call for the conversion at anytime.                         25,000              25,000

                                                                           $        25,000              55,000

Note 5 — Operating Leases

The Company leases its office building under a non-cancelable operating lease which expired in 2005. Rental expense related to this operating lease for the years ended December 31, 2004 and 2003 and cumulative amounts since inception was approximately $47,000, $47,000 and $246,000, respectively.

Future minimum rental payments under the non-cancelable operating lease as of December 31, 2004 is approximately $11,000.

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 6 — Income Taxes

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

                                              Years Ended
                                                        December 31,                     Cumulative
                                                 2004                  2003                 Amounts

Income tax benefit at statutory rate       $   (194,000)        $    (150,000)       $   (1,347,000)
Change in valuation allowance                   194,000               150,000             1,347,000

                                           $          -         $         -          $           -

Deferred tax assets are as follows at December 31, 2004:

Valuation allowance                                                                 (1,347,000)

The Company has net operating loss carryforwards of approximately $3,900,000, which begin to expire in the year 2019. The amount of net operating loss carryforwards that can be used in any one year will be limited by significant changes in the ownership of the Company and by the applicable tax laws which are in effect at the time such carryforwards can be utilized.

Note 7 — Related Party Transactions

The Company provides services and product to a company owned by a director and shareholder of the Company. Revenue related to these services for the years ended December 31, 2004 and 2003 and cumulative amounts since inception were approximately $1,000, $35,000 and $136,000, respectively.

During the years ended December 31, 2004 and 2003, the Company incurred consulting and rental expenses from companies affiliated with directors of the Company of approximately $0 and $29,000, respectively.

Note 8 — Supplemental Cash Flow Information

No amounts were paid for interest or income taxes since inception.

During the year ended December 31, 2002, the Company entered into a reverse acquisition agreement with ComCam, Inc. As a result of the reverse acquisition, the Company assumed approximately $498,000 in accounts payable and $10,000 in notes payable.

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 9 — Preferred Stock

The Company’s preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the Board of Directors. No shares were issued and outstanding at December 31, 2004.

Note 10 — Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and notes payable. The carrying amount of these items approximates fair value because of their short-term nature and the notes payable bear interest at the market interest rate.

Note 11 — Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), “Accounting for Stock Based Compensation.” This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This revised statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, including the grant of stock options to employees and directors. The Statement is effective for periods beginning after June 15, 2005, and will require the Company to recognize compensation cost based on the grant date fair value of the equity instruments its awards. The Company currently accounts for those instruments under the recognition and measurement principles of APB Opinion 25, including the disclosure-only provisions of the original SFAS 123. Accordingly, no compensation cost from issuing equity instruments has been recognized in the Company’s financial statements. The Company estimates that the required adoption of SFAS 123 (R) will not have a negative impact on its financial statements.

PART III

Item 1 and 2. INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit No.	Page No.	Description
3(i)	Attached	Amendment and Restated Certificate of Incorporation, dated June 10, 2005.
3(ii)	Attached	Bylaws.
10(i)	Attached	Stock exchange agreement between ComCam, Inc., and ComCam International, Inc., dated May 8, 2002.
10(ii)(a)	Attached	Securities Purchase Agreement between ComCam, Inc., ComCam International, Inc., and ACC Investors, LLC, dated June 22, 2005 (incorporated by reference to ComCam, Inc.'s Form 8-K filed June 30, 2005).
10(ii)(b)	Attached	Promissory Note for ACC Investors, LLC, dated June 22, 2005.
10(ii)(c)	Attached	Warrants of ACC Investors, LLC, dated June 22, 2005.
10(ii)(d)	Attached	Warrants of ACC Investors, LLC, dated June 22, 2005.
10(ii)(e)	Attached	Registration Rights Agreement with of ACC Investors, LLC, dated June 22, 2005.
10(iii)	Attached	Employment agreement between ComCam, Inc., ComCam International, Inc. and Don Gilbreath dated June 22, 2005.

SIGNATURES

In accordance with Section 12 of the Exchange Act, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 26th day of January, 2006.

         COMCAM INTERNATIONAL, INC.

         /s/ Don Gilbreath

         Don Gilbreath

         Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Director